Franchise Group, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

June 22, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ron Alper

Re:    Franchise Group, Inc. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-236211

Ladies and Gentlemen:

On behalf of Franchise Group, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 4:30 p.m., Eastern Time, on Monday, June 22, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify David W. Ghegan of Troutman Sanders LLP by a telephone call to (404) 885-3139 of such effectiveness. Please also contact Mr. Ghegan if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

FRANCHISE GROUP, INC.

By:     /s/ Eric Seeton
Name:    Eric Seeton
Title:    Chief Financial Officer

cc:    Tiffany McMillian McWaters, Franchise Group, Inc.